Filed Pursuant to Rule 433
Registration Statement No. 333-171806
STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Investments for flat to moderately bullish markets, subject to a cap, with full downside risk

Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index
Automatic Call
Automatic call if the Observation Level of the Index is equal to or greater than the Call Level on any Observation Date
-  If called, an investor will receive, per unit, $10 plus a return over the Original Offering Price equal to the applicable Call Premium

Payment at Maturity
If not called prior to maturity, for each unit, a negative return on the Original Offering Price equal to the percentage of such decrease below the Threshold Value, with up to 100% of principal at risk.

Investment Considerations
This investment is designed for investors who anticipate that the Index will be equal to or greater than the Call Level on any of the Observation Dates, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take full downside risk, have their investment called prior to maturity, and forgo interim interest payments.

Index	Russell 2000® Index (Bloomberg symbol: “RTY”)
Call Premium
4.00% - 6.00% if the notes are called on the first Observation Date, 6.00% - 9.00% if the notes are called on the second Observation Date, and 8.00% - 12.00% if the notes are called on the final Observation Date, to be determined on the pricing date

Observation Dates	Approximately 6, 9 and 12 months from the pricing date
Threshold Value	100% of the starting value of the Index
Call Level	100% of the starting value of the Index
Observation Level	The closing level of the Index on any Observation Date
Issuer	Royal Bank of Canada (“RBC”)
Term	Approximately one year
Listing	No
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465913000975/a221131fwp.htm
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called prior to maturity, your investment may result in a loss.
•	Your return on the notes, if any, is limited to the Call Premium.
•	Any payments due on the notes are subject to the credit risk of RBC. If RBC is unable to make payments on its obligations, you may lose all or substantially all of your investment.
•	If you attempt to sell the notes prior to maturity, the price you receive may be less than the Original Offering Price.
•	You will have no rights of a holder of the securities represented by the Index.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.